GMCI Corp.
Level 1 Tower 1 Avenue 3
The Horizon
Bangsar South City, Kuala Lumpur
Malaysia 59200

February 22, 2018

VIA EDGAR

Ron Alper
United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:          GMCI Corp.
Amendment No. 2 to Form 10-12G
Filed January 11, 2018
File No. 000-54629

Dear Mr. Alper:

We are in receipt of you comment letter dated January 23, 2018 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions below, followed by our responses.

Business, page 3

Letter of Intent – NAMI Corp., page 6

1.
We note the revised disclosure on page 6 regarding a letter of intent with NAMI Corp. It appears that NAMI is a reporting company intending to develop a safe with a combination lock for carry-on luggage and suitcases. Please revise to disclose the extent to which the agreement with NAMI Corp. is expected to result in a change of control or a significant change to the nature of your operations.

RESPONSE: We note the Staff's comment, and in response thereto, advise that we are still evaluating the potential transaction between the Company and NAMI Corp. If a transaction is ever contemplated between us and NAMI Corp., we expect to receive more than 50% of the shares of NAMI. As a result of such change of control, our business operations will become the principal business of NAMI. However, there is no assurance that such transaction will be completed. We will timely report such transaction on our SEC filing if a definite agreement was entered into between the parties.

Certain Relationships and Related Transactions, and Director Independence, page 17

2.	We note your response to comment 1 and the revisions you have made on pages 17 to 18. Please identify the third-party described on page 18.

RESPONSE: We note the Staff's comment, and in response thereto, advise that the third party identified on page 18 is International Securities Holdings. We will include such description on the future SEC filings.

Please contact our corporate counsel Mengyi "Jason" Ye, of Ortoli Rosenstadt LLP, or Yarona Yieh, also of Ortoli Rosenstadt LLP, at (212) 588-0022 with any questions.

Sincerely,

/s/ Calvin Chin
Calvin Chin
Chief Executive Officer
GMCI Corp.